EXHIBIT 99.1

NXT ENERGY SOLUTIONS INC.

Unaudited Condensed Consolidated Interim Financial Statements

For the three and nine months ended

September 30, 2022

NXT ENERGY SOLUTIONS INC.

Condensed Consolidated Interim Balance Sheets

(Unaudited-expressed in Canadian dollars)

	September 30,	December 31,
	2022	2021
Assets
Current assets
Cash and cash equivalents	$573,842	$2,257,855
Short-term investments	-	550,000
Accounts receivable (Note 3)	25,996	841,567
Prepaid expenses and deposits	44,456	265,436
	644,294	3,914,858
Long term assets
Deposits	248,427	234,475
Property and equipment	561,913	624,763
Right of Use Assets (Note 4)	1,389,168	1,943,252
Intellectual property (Note 5)	13,593,137	14,867,023
	$16,436,939	$21,584,371
Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities (Note 6, 16)	$987,246	$500,625
Current portion of long-term debt	111,111	64,815
Current portion of lease obligations (Note 7)	606,795	532,936
	1,705,152	1,098,376
Long-term liabilities
Long-term debt	851,852	935,185
Long-term lease obligation (Note 7)	750,402	1,369,668
Asset retirement obligation	23,889	22,337
	1,626,143	2,327,190
	3,331,295	3,425,566

Shareholders' equity
Common shares (Note 9): - authorized unlimited
Issued: 65,585,902 (2021 - 65,250,710) common shares	95,974,668	95,779,352
Contributed capital	9,397,018	9,381,966
Deficit	(92,266,042)	(87,002,513)
	13,105,644	18,158,805
	$16,436,939	$21,584,371

Going concern (Note 1) Commitments (Note 8) Subsequent event (Note 17) Signed “George Liszicasz” Director	Signed “Bruce G. Wilcox” Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

[1]

NXT ENERGY SOLUTIONS INC.

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

(Unaudited-expressed in Canadian dollars)

	For the three months ended September 30,		For the nine months ended September 30,
	2022	2021	2022	2021
Revenue
SFD® related revenue (Note 14)	$-	$-	$-	$3,144,373
Expenses
Survey® related costs, net	230,518	303,426	974,292	950,737
General and administrative expenses (Notes 11, 15, 16)	963,433	765,120	2,922,660	2,348,280
Amortization (Note 5)	442,096	445,345	1,326,630	1,331,340
	1,636,047	1,513,891	5,223,582	4,630,357
Other expenses (income)
Interest expense, net	10,393	13,087	26,251	27,014
Foreign exchange loss (gain)	(3,085)	(102,632)	(14,175)	10,329
Intellectual property and other	4,633	10,096	27,869	26,885
	11,941	(79,449)	39,945	64,228

Loss before income taxes	(1,647,988)	(1,434,442)	(5,263,527)	(1,550,212)
Income tax expense	-	-	-	-
Loss and comprehensive loss	$(1,647,988)	$(1,434,442)	$(5,263,527)	$(1,550,212)
Loss per share (Note 10)
Basic	$(0.03)	$(0.02)	$(0.08)	$(0.02)
Diluted	$(0.03)	$(0.02)	$(0.08)	$(0.02)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

[2]

NXT ENERGY SOLUTIONS INC.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited-expressed in Canadian dollars)

	For the three months ended September 30,		For the nine months ended September 30,
	2022	2021	2022	2021
Cash from (used in):		Adjusted-Note 2		Adjusted-Note 2
Operating activities
Net loss	$(1,647,988)	$(1,434,442)	$(5,263,527)	$(1,550,212)
Items not affecting cash:
Stock based compensation expense	23,391	135,234	188,092	175,957
Amortization	442,096	445,345	1,326,630	1,331,340
Accretion expense	518	517	1,552	1,552
Non-cash lease costs	(1,654)	(5,869)	(6,491)	(8,803)
Change in carrying amount of right of use assets & lease liabilities	115	8,819	9,857	17,736
Unrealized foreign exchange (gain) loss	5,572	(138,005)	2,238	(3,441)
Loss on disposal of assets and lease modification	-	-	11,922	-
Change in non-cash working capital balances (Note 13)	644,163	(39,457)	1,499,911	(1,072,914)
	1,114,201	406,584	3,033,711	441,427
Net cash used in operating activities	(533,787)	(1,027,858)	(2,229,816)	(1,108,785)

Financing activities
Proceeds from the Employee Share Purchase Plan (Note 11)	11,343	16,529	40,414	52,754
Proceeds from (repayment of) long-term debt	(37,037)	-	(37,037)	1,000,000
Repayment of financial liability and lease obligation (Notes 4, 7)	-	(38,208)	(27,950)	(111,037)
Net cash from financing activities	(25,694)	(21,679)	(24,573)	941,717

Investing activities
Acquisition of intellectual property (Note 5)	-	(15,000)	-	(65,310)
Proceeds from (used in) short-term investments	500,000	(87,448)	550,000	(22,494)
Net cash from (used in) investing activities	500,000	(102,448)	550,000	(87,804)

Effect of foreign exchange rate changes on cash and cash equivalents	16,481	79,946	20,376	1,678

Net decrease in cash and cash equivalents	(43,000)	(1,072,039)	(1,684,013)	(253,194)
Cash and cash equivalents, beginning of the period	616,842	3,508,991	2,257,855	2,690,146
Cash and cash equivalents, end of the period	573,842	2,436,952	573,842	2,436,952

Supplemental information
Cash interest paid(received)	6,306	14,602	27,386	29,410
Cash taxes paid	-	-	-	-

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

[3]

NXT ENERGY SOLUTIONS INC.

Condensed Consolidated Interim Statements of Shareholders’ Equity

(Unaudited-expressed in Canadian dollars)

	For the three months		For the nine months
	ended September 30,		ended September 30,
	2022	2021	2022	2021
Common Shares

Balance at beginning of the period	$95,831,418	$95,392,821	$95,779,352	$95,327,123
Issuance of common stock on the Employee Purchase Plan (Notes 9, 11)	20,325	29,659	72,391	95,357
Issuance of common stock on Restricted Stock Unit Plan (Notes 9, 11)	122,925	114,604	122,925	114,604
Balance at end of the period	95,974,668	95,537,084	95,974,668	95,537,084

Contributed Capital

Balance at beginning of the period	9,397,018	9,574,266	9,381,966	9,355,716
Issuance of equity for intellectual property (Note 5)	-	-	-	207,300
Recognition of stock based compensation expense (Note 11)	-	7,500	15,052	18,750
Balance at end of the period	9,397,018	9,581,766	9,397,018	9,581,766

Deficit

Balance at beginning of the period	(90,618,054)	(83,994,484)	(87,002,515)	(83,878,714)
Net loss	(1,647,955)	(1,434,442)	(5,263,527)	(1,550,212)

Balance at end of the period	(92,266,042)	(85,428,926)	(92,266,042)	(85,428,926)

Total Shareholders' Equity at end of the period	$13,105,644	$19,689,924	$13,105,644	$19,689,924

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

[4]

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended September 30, 2022

(Expressed in Canadian dollars unless otherwise stated)

1.  The Company and going concern

NXT Energy Solutions Inc. (the "Company" or "NXT") is a publicly traded company based in Calgary, Alberta Canada.

NXT's proprietary Stress Field Detection ("SFD®") technology is an airborne survey system that utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify traps and reservoirs with exploration potential in both the hydrocarbon and geothermal industries.

These condensed consolidated interim financial statements of NXT have been prepared by management in accordance with generally accepted accounting principles of the United States of America ("US GAAP”).

These condensed consolidated interim financial statements reflect adjustments, all of which are normal recurring adjustments that are, in the opinion of management, necessary to reflect fairly the financial position and results of operations for the respective periods.

These condensed consolidated interim financial statements have been prepared on a going concern basis.  The going concern basis of presentation assumes that NXT will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The events described in the following paragraphs highlight that there is substantial doubt about NXT’s ability to continue as a going concern within one year after the date that these condensed consolidated interim financial statements have been issued.  The Company’s current cash position is not expected to be sufficient to meet the Company’s obligations and planned operations for a year beyond the date that these condensed consolidated interim financial statements have been issued.

The Company has deferred payment of operating costs, including payroll and other general and administrative costs, and is evaluating alternatives to reduce other costs.  Subsequent to September 30, 2022, the Company offered rights to holders of its common shares (Note 17).  Further financing options that may or may not be available to the Company include issuance of new equity, debentures or bank credit facilities.  The need for any of these options will be dependent on the timing of securing new SFD® related revenues and obtaining financing on terms that are acceptable to both the Company and the financier.

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NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended September 30, 2022

(Expressed in Canadian dollars unless otherwise stated)

NXT continues to develop its pipeline of opportunities to secure new revenue contracts.  However, the Company’s longer-term success remains dependent upon its ability to convert these opportunities into successful contracts, to continue to attract new client projects, expand its revenue base to a level sufficient to exceed fixed operating costs, and generate consistent positive cash flow from operations.  The occurrence and timing of these events cannot be predicted with sufficient certainty.

The condensed consolidated interim financial statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate.  If the going concern basis was not appropriate for these condensed consolidated interim financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used. These adjustments could be material.

Use of Estimates and Judgements

In preparing these condensed consolidated interim financial statements, NXT is required to make estimates and assumptions that affect both the amount and timing of recording assets, liabilities, revenues and expenses since the determination of these items may be dependent on future events. The Company uses the most current information available and exercises careful judgment in making these estimates and assumptions. In the opinion of management, these condensed consolidated interim financial statements have been properly prepared within reasonable limits of materiality and within the framework of the Company’s significant accounting policies included in the annual audited consolidated financial statements for the year ended December 31, 2021.  The estimates and assumptions used are based upon management's best estimate as at the date of the condensed consolidated interim financial statements.  Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period when determined. Actual results may differ from those estimates.

Critical accounting estimates relate primarily to the use of the going concern assumption, estimated useful lives and the valuation of intellectual property, property and equipment and the measurement of stock-based compensation expense.

2. Significant Accounting Policies

Basis of Presentation

These condensed consolidated interim financial statements for the period ended September 30, 2022 have been prepared by management in accordance with generally accepted accounting principles of the United States of America (“US GAAP”).

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NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended September 30, 2022

(Expressed in Canadian dollars unless otherwise stated)

New Standards Effective During the Period

Disclosures by Business Entities about Government Assistance

In June 2021 the Financial Accounting Standards Board issued new guidance that increases the transparency of government assistance including the disclosure of the types of assistance, and entity’s accounting for the assistance, and the effect of the assistance on an entity’s financial statements.  The new guidance is effective for annual periods beginning after December 15, 2021.  The Company adopted ASU 2021-10 on January 1, 2022.

Consolidated Statement of Cash Flows

In the preparation of the annual financial statements as at and for the year ended December 31, 2021, the Company has determined that certain amounts previously recorded were not correctly calculated in the consolidated statements of cash flows for the three and nine months ended September 30, 2021.  Not properly reflected were the payments on the financial liability, lease obligation payments and accretion, and application of exchange rates to calculate unrealized foreign exchange (gain) loss including the effect of foreign exchange on changes on cash and cash equivalents.  The adjustments to correct the respective financial statement line items were not material and did not change the Cash, SFD® related revenues, or Net income (loss) accounts or basic and diluted loss per share.  The Company has recorded the adjustments in the related line items in each of the comparative periods.  Line items affected on the Consolidated Statement of Cash Flows by the adjustment are: Non-cash lease costs, Change in the carrying amount of right of use assets and lease liabilities, unrealized foreign exchange (gain) loss, Repayment of financial liability and finance lease obligations, Proceeds from (used in) short-term investments, and Effect of foreign exchange rate changes on cash and cash equivalents.  The table below highlights the changes to each line item in each of the comparative periods.

	For the three months ended September 30, 2021
Consolidated Statements of cash flows	As previously reported	Adjustments	Adjusted
Net income	$(1,434,442)	$-	$(1,434,442)
Non-cash lease costs	(1,627)	(4,242)	(5,869)
Change in carrying amount of right of use assets & lease liabilities	-	8,819	8,819
Unrealized foreign exchange (gain) loss	(177,850)	39,845	(138,005)
Operating activities	(1,072,280)	44,422	(1,027,858)
Repayment of financial liability and lease obligations	-	(38,208)	(38,208)
Financing activities	16,529	(38,208)	(21,679)
Effect of foreign exchange rate changes on cash and cash equivalents.	86,160	(6,214)	79,946
Net increase (decrease) in cash and cash equivalents	(1,072,039)	-	(1,072,039)

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NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended September 30, 2022

(Expressed in Canadian dollars unless otherwise stated)

	For the nine months ended September 30, 2021
Consolidated Statements of cash flows	As previously reported	Adjustments	Adjusted
Net loss	$(1,550,212)	-	$(1,550,212)
Non-cash lease costs	(74,409)	65,606	(8,803)
Change in carrying amount of right of use assets & lease liabilities	-	17,736	17,736
Unrealized foreign exchange (gain) loss	(37,350)	33,909	(3,441)
Operating activities	(1,226,036)	117,251	(1,108,785)
Repayment of financial liability and lease obligations	-	(111,037)	(111,037)
Financing activities	1,052,754	(111,037)	941,717
Effect of foreign exchange rate changes on cash and cash equivalents.	7,892	(6,214)	1,678
Net increase (decrease) in cash and cash equivalents	(253,194)	-	(253,194)

3. Accounts Receivable

	September 30,	December 31,
	2022	2021
Trade receivables	$-	$806,460
Other receivables	25,996	35,107
	25,996	841,567
Allowance for doubtful accounts	-	-
Net accounts receivable	25,996	841,567

The entire trade receivable was with one client as at December 31, 2021.

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NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended September 30, 2022

(Expressed in Canadian dollars unless otherwise stated)

4. Right of use assets

	September 30, 2022
	Cost	Accumulated	Right of
	Base	Amortization	Use
Aircraft	$1,847,617	$1,332,879	$514,738
Office Building	1,725,414	851,874	873,540
Printer	17,794	16,904	890
	3,590,825	2,201,657	1,389,168

	December 31, 2021
	Cost	Accumulated	Right of
	Base	Amortization	Use
Aircraft	$1,870,808	$1,073,365	$797,443
Office Building	1,805,447	664,372	1,141,075
Printer	17,794	13,060	4,734
	3,694,049	1,750,797	1,943,252

In the fourth quarter of 2021, the Company determined it was reasonably certain it would extend the term of its Aircraft Leasing Agreement effective in the second quarter of 2022 for a period of 24 months with payments of approximately US$22,500 (CDN$28,675) per month, or US$270,000 (CDN$344,099) per year.  The incremental borrowing rate is 11.2%.  The Company recognized an additional $615,737 Aircraft ROU assets and US$493,166 ($615,570) additional Lease obligations at December 31, 2021.  Should NXT want to repurchase the aircraft at the end of the extended term, the purchase price will be US$1.21 million.

On March 15, 2022, the Company surrendered 826 square feet of its office building lease to the landlord.  The Company incurred a surrender fee of $14,000.  The Company derecognized the following amounts on its balance sheet in the first quarter.

Right of Use Assets	$80,033
Lease obligations	83,095

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NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended September 30, 2022

(Expressed in Canadian dollars unless otherwise stated)

5.  Intellectual property

Acquisition of SFD® Geothermal Right

The Company acquired the SFD® technology rights for geothermal resources (“Geothermal Right”) from Mr. George Liszicasz, President and CEO of NXT (“CEO”) on April 18, 2021.  The consideration deliverable by the Company in connection with the acquisition of the Geothermal Right is set forth below:

1.	US$40,000 (CAD$50,310) signature payment, which became due immediately and was paid on April 22, 2021;
2.	300,000 common shares, which were issued in December 2021;
3.	CAD$15,000 signature milestone payment paid in August 2021;
4.	US$200,000 milestone payment which will become due in the event that the Company's cash balance exceeds CAD$5,000,000 due to receipt of specifically defined funds from operations; and
5.

US$250,000 milestone payment which will become due in the event that the Company executes and completes and receives full payment for an SFD® contract valued at US$10,000,000 or greater, provided such contract is entered into and completed and payment of at least US$5,000,000 is received by April 18, 2023.

As of September 30, 2022, the Company has recognized $275,610 for the acquisition Geothermal Right which is the combination of the US$40,000 (CAD$50,310) and CAD$15,000 signature payments, the value of the 300,000 common shares of $207,300 and other costs of $3,000.  Before the 300,000 common shares were issued by the Company, the value of the common shares was recorded as Contributed capital.  Upon Toronto Stock Exchange (the “TSX”) approval, the amount recognized of $207,300 less issuance costs of $42,697 were reclassified to common shares.  The cost of the remaining two milestones will be recognized when it is deemed probable that these two milestones will be achieved by a special committee of the Board of Directors, comprised entirely of independent directors.  The Board of Directors delegated authority to the special committee to determine when the milestones have been achieved.  As of September 30, 2022 the remaining two milestones are still deemed not probable of being achieved.

The current book value of the Geothermal Right is being amortized on a straight line basis over its estimated useful life of 20 years. The annual amortization expense expected to be recognized is approximately $13,781 per year for a 5 year aggregate total of approximately $68,902.

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NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended September 30, 2022

(Expressed in Canadian dollars unless otherwise stated)

SFD® Hydrocarbon Right

During 2015, NXT acquired the rights to the SFD® technology for use in the exploration of hydrocarbons (“Hydrocarbon Right”) from the CEO, and recorded the acquisition as an intellectual property asset on the balance sheet.  The asset was recorded at the fair value of the consideration transferred, including the related tax effect of approximately $25.3 million.

The Hydrocarbon Right is being amortized on a straight line basis over its estimated useful life of 15 years. The annual amortization expense expected to be recognized is approximately $1.7 million per year for a 5 year aggregate total of $8.5 million.

	September 30, 2022
	Cost	Accumulated	Net book
	Base	amortization	Value
SFD® Hydrocarbon Right acquired	$25,271,000	$11,933,951	$13,337,049
SFD® Geothermal Right acquired	275,610	19,522	256,088
	25,546,610	11,953,473	13,593,137

	December 31, 2021
	Cost	Accumulated	Net book
	Base	amortization	Value
SFD® Hydrocarbon Right acquired	$25,271,000	$10,670,400	$14,600,600
SFD® Geothermal Right acquired	275,610	9,187	266,423
	25,546,610	10,679,587	14,867,023

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6.  Accounts payable and accrued liabilities

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended September 30, 2022

(Expressed in Canadian dollars unless otherwise stated)

	September 30,	December 31,
	2022	2021
Accrued liabilities related to:
Consultants and professional fees	$370,907	$203,732
Payroll	319,763	79,544
Board of director’s fees	123,750	-
Expenses owed to an executive officer (Note 16)	5,574	11,467
Vacation Accrued	104,087	102,536
	924,081	397,279
Trade payables and other	63,165	103,346
	987,246	500,625

7. Lease obligation

	September 30,	December 31,
	2022	2021
Aircraft	$462,295	$712,762
Office Building	894,012	1,185,356
Printer	890	4,486
	1,357,197	1,902,604
Current portion of lease obligations	606,795	532,936
Long-term lease obligations	750,402	1,369,668

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NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended September 30, 2022

(Expressed in Canadian dollars unless otherwise stated)

Maturity of lease liabilities:		Weighted Average Remaining Lease Term
2022	$178,571	2.5 years
2023	710,684	2.3 years
2024	379,761	1.7 years
2025	256,103	0.8 years
Total lease payments	1,525,119
Less imputed interest	(167,922)
Total discounted lease payments	1,357,197
Current portion of lease obligations	606,795
Non-current portion of lease obligations	750,402

	Lease Term	Option to Extend	Incremental Borrowing Rate
Aircraft	April 2024	Executed	11.2%
Office Building	September 2025	No	6.1%
Printer	November 2022	No	7.4%

The Company’s total lease expenditures for the nine month period ended September 30, 2022 was$624,441 (2021 - $724,818).

8.  Commitments

The table below is the non-lease operating cost components associated with the costs of the building lease.

For the fiscal period ending December 31,	Office Premises
2022	$55,624
2023	222,496
2024	222,496
2025	166,872
667,488

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NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended September 30, 2022

(Expressed in Canadian dollars unless otherwise stated)

9.  Common shares

The Company is authorized to issue an unlimited number of common shares, of which the following are issued and outstanding:

			For the nine months ended
	September 30, 2022		September 30, 2021
	# of shares	$ amount	# of shares	$ amount
As at the beginning of the period	65,250,710	$95,779,352	64,437,790	$95,327,123
Issuance for Employee Share Purchase Plan	122,888	72,391	183,394	95,357
Issuance of Restricted Share Units	212,304	122,925	208,370	114,604
As at the end of the period	65,585,902	95,974,668	64,829,554	95,537,084

10.  Loss per share

	For the three months		For the nine months
	ended September 30,		ended September 30,
	2022	2021	2022	2021
Net loss for the period	$(1,647,988)	$(1,434,442)	(5,263,526)	$(1,550,212)
Weighted average number of shares outstanding for the period:
Basic	65,386,959	64,661,410	65,333,954	64,554,049
Diluted	65,386,959	64,661,410	65,333,954	64,554,049
Net loss per share – Basic	$(0.03)	$(0.02)	$(0.08)	$(0.02)
Net loss per share – Diluted	$(0.03)	$(0.02)	$(0.08)	$(0.02)

In periods in which a loss results, all outstanding stock options are excluded from the diluted loss per share calculations as their effect is anti-dilutive.

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NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended September 30, 2022

(Expressed in Canadian dollars unless otherwise stated)

11.  Share based compensation

The Company has an equity compensation program in place for its executives, employees and directors. Executives and employees are given equity compensation grants that vest based on a recipient's continued employment. The Company’s stock-based compensation awards outstanding as at September 30, 2022, include stock options, restricted stock units (“RSUs”), deferred share units (“DSUs”) and the employee share purchase plan (“ESP Plan”).  The following tables provide information about stock option, RSU, DSU, and ESP Plan activity.

	For the three months ended September 30,		For the nine months ended September 30,
	2022	2021	2022	2021
Stock Option Expense	$-	$7,500	$15,052	$18,750
Restricted Stock Units	14,410	82,965	141,063	102,511
Employee Share Purchase Plan	8,982	36,367	31,977	84,724
Total stock based compensation expense	23,392	126,832	188,092	205,985

Stock Options:

The following is a summary of stock options which are outstanding as at September 30, 2022.

Exercise price per share	# of options outstanding	# of options exercisable	Average remaining life (in years)
$0.44	21,360	21,360	3.7
$0.51	16,000	16,000	3.0
$0.52	100,000	100,000	1.8
$0.55	30,000	30,000	2.3
$0.59	150,000	150,000	1.1
$0.62	18,050	18,050	4.3
$0.68	14,750	14,750	4.0
$0.68	17,500	17,500	4.7
$0.72	24,460	24,460	4.7
	392,120	392,120	2.2

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NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended September 30, 2022

(Expressed in Canadian dollars unless otherwise stated)

A continuity of the number of stock options which are outstanding at the end of the current period and as at the prior fiscal year ended December 31, 2021 is as follows:

	For the nine months ended		For the year ended
	September 30, 2022		December 31, 2021
		weighted		Weighted
	# of stock	average	# of stock	Average
	options	exercise price	options	exercise price
Options outstanding, start of the year	358,660	$0.56	421,000	$0.83
Granted	64,860	$0.64	62,660	$0.56
Expired	-	-	(125,000)	$(1.48)
Cancelled	(31,400)	$(0.51)	-	-
Options outstanding, end of the year	392,120	$0.57	358,660	$0.56
Options exercisable, end of the year	392,120	$0.57	358,660	$0.56

Stock options granted generally expire, if unexercised, five years from the date granted and entitlement to exercise them generally vests at a rate of one-third at the end of each of the first three years following the date of grant.

Stock based compensation expense (“SBCE”) is calculated based on the fair value attributed to grants of stock options using the Black-Scholes valuation model and utilizing the following weighted average assumptions:

	September 30,	December 31,
For the period ended	2022	2021
Expected dividends paid per common share	Nil	Nil
Expected life in years	5.0	5.0
Weighted average expected volatility in the price of common shares	76%	150%
Weighted average risk free interest rate	2.73%	0.15%
Weighted average fair market value per share at grant date	$0.64	$0.49

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NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended September 30, 2022

(Expressed in Canadian dollars unless otherwise stated)

Deferred Stock Units:

A continuity of the number of DSUs which are outstanding at the end of the current period and as at the prior fiscal year ended December 31, 2021 are as follows:

	For the nine months ended	For the year ended
Opening balance	September 30, 2022	December 31, 2021
Opening balance	37,354	37,354
Granted	-	-
Closing balance	37,354	37,354

The DSUs plan is a long-term incentive plan that permits the grant of DSUs to qualified directors.  DSUs granted under the DSUs plan are to be settled at the retirement, resignation or death of the Board member holding the DSUs

Restricted Stock Units:

RSUs entitle the holder to receive, at the option of the Company, either the underlying number of shares of the Company's Common Stock upon vesting of such units or a cash payment equal to the value of the underlying shares. The RSUs vest at a rate of one-third at the end of each of the first three years following the date of grant.  In the third quarter of 2022, the Company settled the RSUs that vested with shares and cash, and intends to continue to settle the RSUs in shares and cash.

A continuity of the number of RSUs, including fair value (“FV”) which are outstanding at the end of the current period and as the end of the prior fiscal year ended December 31, 2021 is as follows:

	For the nine months ended,		For the year ended,
	September 30, 2022		December 31, 2021
	# of RSUs	FV/Unit	# of RSUs	FV/Unit
RSUs outstanding, start of the period	696,666	$0.61	1,200,000	$0.79
Granted	-	-	-	-
Common shares issued	(212,304)	$(0.58)	(208,370)	$(0.55)
Payroll withholdings settled in cash	(136,028)	$(0.58)	(139,964)	$(0.55)
Forfeited	-	-	(155,000)	$(0.79)
RSUs outstanding, end of the period	348,334	$0.40	696,666	$0.61

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NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended September 30, 2022

(Expressed in Canadian dollars unless otherwise stated)

Employee Share Purchase Plan:

The ESP Plan allows employees and other individuals determined by the Board to be eligible to contribute a minimum of 1% and a maximum of 10% of their earnings to the plan for the purchase of common shares in the capital of the Company, of which the Company will make an equal contribution. Common shares contributed by the Company may be issued from treasury or acquired through the facilities of the TSX.  During 2022 and 2021 the Company has elected to issue common shares from treasury.

A continuity of the number of commons shares under the ESP Plan which are outstanding at the end of the current period and as at the prior fiscal year ended December 31, 2021 is as follows:

	For the nine months ended,		For the year ended,
	September 30, 2022		December 31, 2021
	# of shares	$ amount	# of shares	$ amount
Purchased by employees	68,606	$40,414	127,790	$69,260
Matched by the Company	54,282	31,977	102,641	55,733
Bonus match by the Company	-	-	74,119	48,030
Total Common Shares issued	122,888	72,391	304,550	173,023

If the employee does not withdraw common shares from the ESP Plan in the first year of their participation, the Company will match an additional 100% of the employee contributions, up to $15,000 per employee (the “Bonus Match”).  The Company matched employee contributions for a total of $52,867, less any payroll withholdings in 2021.  As at September 30, 2022 the Company has accrued $nil for the Bonus Match ($nil as at December 31, 2021).

12.  Financial instruments

a) Non-derivative financial instruments:

The Company's non-derivative financial instruments consist of cash and cash equivalents, accounts receivable, deposits, accounts payables and accrued liabilities, long-term debt and lease obligations.  The carrying value of these financial instruments, excluding lease obligations and long-term debt, approximates their fair values due to their short terms to maturity.

Credit Risk

Credit risk arises from the potential that the Company may incur a loss if counterparty to a financial instrument fails to meet its obligation in accordance with agreed terms. The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments and accounts receivable. The carrying value of cash and cash equivalents, short-term investments, and accounts receivable reflects management’s assessment of credit risk.  At September 30, 2022, cash and cash equivalents included balances in bank accounts placed with financial institutions with investment grade credit ratings.  The Company manages Accounts Receivable credit risk by requiring advance payments before entering into certain contract milestones and when possible, accounts receivable insurance.

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NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended September 30, 2022

(Expressed in Canadian dollars unless otherwise stated)

Foreign Exchange Risk

The Company is exposed to foreign exchange risk in relation to its holding of significant US$ balances in cash and cash equivalents, deposits, accounts payables, accrued liabilities, and lease obligations, and entering into United States dollar revenue contracts.  The Company does not currently enter into hedging contracts, but to mitigate exposure to fluctuations in foreign exchange the Company uses strategies to reduce the volatility of United States Dollar assets including converting excess United States dollars to Canadian dollars.  As at September 30, 2022, the Company held net U.S. dollar liabilities totaling US$24,665.  Accordingly, a hypothetical 10% change in the value of one United States dollar expressed in Canadian dollars as at September 30, 2022 would have had an approximately $3,373 effect on the unrealized foreign exchange gain or loss for the period.

b) Derivative financial instruments

As at September 30, 2022 and December 31, 2021, the Company held no derivative financial instruments.

13.  Change in non-cash operating working capital

The changes in non-cash operating working capital balances are comprised of:

	For the three months ended September 30,		For the nine months ended September 30,
	2022	2021	2022	2021
Accounts receivable	$402,132	$35,281	$815,571	$(920,722)
Prepaid expenses and deposits	8,829	35,848	220,980	(35,147)
Accounts payable and accrued liabilities	233,202	(110,586)	463,360	10,462
Contractual obligations	-	-	-	(127,507)
	644,163	(39,457)	1,499,911	(1,072,914)

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NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended September 30, 2022

(Expressed in Canadian dollars unless otherwise stated)

14.  Geographic information

The Company generates revenue from its SFD® survey system that enables the clients to focus their exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. NXT conducts all of its survey operations from its head office in Canada, and occasionally maintains administrative offices in foreign locations if and when needed.  Revenue fluctuations are a normal part of SFD® survey system sales and can vary significantly year-over-year.

Revenues for the nine month period ended September 30, 2021 were generated solely from a single client and the Hydrocarbon Right.  There were no revenues from the Geothermal Right.

	For the three months ended September 30,		For the nine months ended September 30,
	2022	2021	2022	2021
Africa	$-	$-	$-	$3,144,373

15. Government Grants

During the three and nine month periods ended September 30, 2021, the Company received government grants through the Canada Emergency Wage Subsidy (“CEWS”), the Canada Emergency Rent Subsidy (“CERS”) and the National Research Council of Canada Industrial Research Assistance Program (“NRC IRAP”).  The CEWS, CERS and the NRC IRAP were recognized as a reduction to general and administrative expenses.

	For the three months ended September 30,		For the nine months ended September 30,
	2022	2021	2022	2021
CEWS	$-	$39,741	$-	$188,769
CERS	-	62,880	-	181,681
NRC IRAP		27,943		27,943
Government grants recognized	-	130,564	-	398,393

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NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended September 30, 2022

(Expressed in Canadian dollars unless otherwise stated)

16.  Other related party transactions

One of the members of NXT’s Board of Directors is a partner in a law firm which provides legal advice to NXT.  Accounts payable and accrued liabilities includes a total of $21,070 ($16,000 as at December 31, 2021) payable to this law firm.

Accounts payable and accrued liabilities includes $5,574 ($11,467 as at December 31, 2021) related to reimbursement of expenses owing to an executive officer and $123,750 ($nil as at December 31, 2021) for Board of Director’s fees.

A company owned by a family member of an executive officer was contracted to provide presentation design services to the Company during 2021.

The Geothermal Right was acquired from the Company’s CEO on April 18, 2021. As discussed in Note 5, the Company acquired the Geothermal Right from its Chairman, President and Chief Executive Officer, Mr. Liszicasz.

	For three months ended September 30,		For the nine months ended September 30
	2022	2021	2022	2021
Legal Fees	$15,344	$15,087	$45,800	$65,698
Design Services[1]	-	-	-	4,013

1. US$3000

17.  Subsequent event

On October 31, 2022 the Company advised that it will be offering rights (the "Offering") to holders of its common shares of record at the close of business on November 7, 2022.  The Offering will expire on November 30, 2022.  A fully subscribed Offering will raise gross proceeds of approximately $4.0 million. There is no minimum commitment required and no standby purchase agreement. Certain executive officers and directors of NXT intend to participate in the Offering.

Shareholders of record on November 7, 2022 received one right (a "Right") for each common share held. 2.95 Rights entitles the holder to purchase one common share of the Company at a price of $0.18 per Common Share. Exercise of the Rights and purchase of the common shares must be completed by November 30, 2022. Up to 22,238,553 additional common shares would be issued if 100% of the Offering is subscribed.

The proceeds from the Offering will be used to commence SFD® surveys and for general and administrative costs.

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